

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 143 /2005



Finance Department
Tel. 0-2537-4512/0-2537-4611

April 22, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Petroleum Discoveries, Oman 44 Project

Reference is made to Oman 44 Project in Oman, in which PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), is the Operator with 100% participation interest.

PTTEP wishes to announce the success of the exploration drilling results of Shams-3, and Munhamir-1 wells as follows:

1. Shams-3 Exploration Well is located in the northern part of the Block 44 in the potential area of gas bearing structure. With an objective of finding natural gas and condensate reserves, the well was drilled to total depth of 3,400 meters, and resulted in natural gas and condensate discoveries in a reservoir formation with a total thickness of approximately 14 meters. The testing showed a natural gas flow rate of approximately 17 million standard cubic feet per day, and condensate of approximately 2,170 barrels per day.

2. Munhamir-1 Exploration Well is located in the southern part of the Block 44 in the potential area of oil bearing structure. With an objective of finding crude oil reserve, the well was drilled to total depth of 2,845 meters, and resulted in a crude oil discovery in a reservoir formation with a total thickness of approximately 17 meters. The testing showed a crude oil flow rate of approximately 2,367 barrels per day, and natural gas of approximately 0.9 million standard cubic feet per day.

With the result of Shams-3 exploration drilling, natural gas and condensate discoveries will add values to the Shams Gas project of PTTEP. In addition, the Company plans to study

-2- / and evaluate....



and evaluate the Munhamir-1 exploration well in greater detail in order to confirm the petroleum reserves for further development and production.

Yours sincerely,

Maroot Mrigadat
President

File No. 82-3827
ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 144 /2005

Finance Department
Tel. 0-2537-4512/0-2537-4611

April 22, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Gas Sales Agreement, Oman 44 Project
Reference: Letter PTTEP No. 1.910/ 00086 /2005 dated February 24, 2005

Reference is made to the signing of the Heads of Agreement, which took place on February 28, 2005, for Oman 44 Project in Oman, in which PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), is the Operator with 100% participation interest.

PTTEP wishes to announce that on April 27, 2005, the Company expects the signing of Gas Sales Agreement (GSA) for the Shams Gas Field in Oman 44 project between PTTEP ME (Seller) and the Government of Sultanate of Oman (Buyer). PTTEP ME plans for a gas production start up in the first quarter of 2006 at 50 million cubic feet per day, and condensate at 3,000 barrels per day. This is a major PTTEP achievement in that it is the first time PTTEP will provide a natural gas supply to a Middle Eastern country.

Yours sincerely,

Maroot Mrigadat
President